UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts binding phase of Potiguar Cluster

—

Rio de Janeiro, December 23, 2020 - Petróleo Brasileiro S.A. - Petrobras, following up on the press release disclosed on August 28, 2020, informs the beginning of the binding phase regarding the sale of the totality of its stakes in a set of 26 onshore and shallow water production field concessions, located in the Potiguar Basin, in the state of Rio Grande do Norte - RN, jointly named Potiguar Cluster.

Potential buyers qualified for this phase will receive a process letter with detailed instructions on the divestment process, including guidelines for due diligence and the submission of binding proposals.

This disclosure complies with the Petrobras' internal rules and with the provisions of the special procedure for assignment of rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is aligned with the portfolio optimization strategy and with the improvement of the company's capital allocation, increasingly concentrating its resources on world-class assets in deep and ultra-deep waters, where Petrobras has shown great competitive edge over the years.

About Potiguar Cluster

The Potiguar Cluster comprises three sub-clusters (Canto do Amaro, Alto do Rodrigues and Ubarana), totaling 26 production concessions, 23 onshore and 3 offshore, located in Rio Grande do Norte, and includes access to oil and natural gas processing, refining, logistics, storage, transportation and offloading infrastructure. The Ubarana sub-cluster concessions are located in shallow waters, between 10 and 22 km off the coast of the city of Guamaré-RN. The other concessions of the sub-clusters Canto do Amaro and Alto do Rodrigues are onshore.

The average production of the Potiguar Cluster from January to November 2020 was approximately 23.3 thousand barrels of oil per day (bpd) and 96 thousand m³/day of natural gas. In addition to the concessions and its production facilities, the Clara Camarão Refinery, located in Guamaré/RN, with an installed refining capacity of 39,600 bpd, is included in the transaction.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer